Michael K. Hair, P.C.
Attorney at Law
7407 E. Ironwood Court
Scottsdale, Arizona 85258
Telephone: (480) 443-9657
Facsimile:  (480) 443-1908

February 13, 2007

Mr. Howard Efron
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	M.B.A. Holdings, Inc. (the “Company”) Item 4.01 Form 8-K Filed February 6, 2007 File No. 000-28221

Dear Mr. Efron:

On behalf of M.B.A. Holdings, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comment letter dated February 7, 2007 with respect to the above-referenced Form 8-K. We have reproduced the Staff’s comments and have followed each comment with the Company’s response.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

We have filed Amendment No. 1 to the Form 8-K filed by the Company on February 6, 2007 (the “Amended Form 8-K”) with the following indicated changes in response to your comment letter dated February 7, 2007.

Form 8-K filed February 6, 2007

Comment

1.    We note that you have engaged Jewett, Schwartz & Associates as your independent public auditor.  It appears to us that there may have been a change at the auditing firm recently as the registered firm name with the PCAOB does not match exactly with the firm name listed above.  Please tell us the nature of the change at Jewett, Schwartz & Associates and when they anticipate having their registration with the PCAOB effective.

Response

We confirmed the registration of the firm of Jewett, Schwartz, Wolfe & Associates (“JSW”) on the PCAOB Web site yesterday.  We have deleted the reference to the firm’s prior name to prevent confusion.  An additional change was made in the first paragraph on the Amended Form 8-K which reflects that Epstein, Weber resigned from the engagement as the Company’s independent auditor on January 18, 2007, per the request of Epstein, Weber.

Securities and Exchange Commission
Division of Corporation Finance
Re:  M.B.A. Holdings, Inc.
February 13, 2007

Comment

2.    We note that the sixth and eighth paragraphs of your Item 4.01 disclosure qualify the period related to your disclosure to your two most recent interim quarters.  Please amend your report in each of these paragraphs by addressing the specific period of your client-auditor relationship with Epstein, Weber & Conover, PLC, which is the period from June 4, 2006 to the specific date that your client-auditor relationship ceased.  Reference is made to Item 304(a)(1)(iv) and (v) of Regulation S-K.  Additionally, your former accountants should make it clear within their Exhibit 16 letter that is is in reference to your amended Form 8-K.

Response

We have changed the sixth and eighth paragraphs of the amended Form 8-K to reflect the period of the client-auditor relationship with Epstein, Weber was “during the period from June 4, 2006 to January 18, 2007.”  Epstein, Weber has indicated in their letter attached as Exhibit 16.1 to the Amended Form 8-K that their letter is in reference to the Amended Form 8-K.

Comment

3.    We note that the ninth paragraph of your Item 4.01 disclosure.  In this paragraph, you have limited the period to which your disclosure relates to the two most recent interim quarters.  This disclosure has the potential to be confusing because you have a requirement to disclose certain consultations with Jewett, Schwartz & Associates if they took place during M.B.A. Holdings, Inc.’s two most recent fiscal years and any subsequent interim period prior to appointing Jewett, Schwartz & Associates.  Please amend your report, as appropriate, in reference to the requirements of Item 304(a)(2) of Regulation S-K.  Additionally, your former accountants should make it clear within their Exhibit 16 letter that it is in reference to your amended Form 8-K.

Response

We have added the language “During the Company's two most recent fiscal years and any subsequent interim periods” to the ninth paragraph of the Amended Form 8-K to indicate that there were no consultations between the Company and JSW during the prior two fiscal years and any subsequent interim period.  Epstein, Weber has indicated in their letter attached as Exhibit 16.1 to the Amended Form 8-K that their letter is in reference to the Amended Form 8-K.

The Company’s acknowledgement is attached hereto as Exhibit A.

Securities and Exchange Commission
Division of Corporation Finance
Re:  M.B.A. Holdings, Inc.
February 13, 2007

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please direct any questions, requests for additional documentation or comments to the undersigned by telephone at (480) 443-9657, or by facsimile at (480) 443-1908.

Very truly yours,

Michael K. Hair, P.C.

By:	/s/ Michael K. Hair

Michael K. Hair, President

Exhibit A

M.B.A. Holdings, Inc.
9419 E. San Salvador Drive, Suite 105
Scottsdale, AZ 85258
(480) 860-2288

February 13, 2007

Mr. Howard Efron
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	M.B.A. Holdings, Inc. (the “Company”) Item 4.01 Form 8-K Filed February 6, 2007 File No. 000-28221

Dear Mr. Efron:

    In connection with the filing of the Company’s Amendment No. 1 to the Form 8-K filed February 6, 2007 in response to your comment letter dated February 7, 2007, the Company makes the following representations to the Commission:

1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

3)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

M.B.A. Holdings, Inc.

By:	/s/ Gaylen M. Brotherson

Gaylen M. Brotherson, President